SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on April 12, 2010 on the Hong Kong Stock Exchange’s website at:

(i)  http://www.hkexnews.hk/listedco/listconews/sehk/20100412/LTN20100412890.pdf with respect to further notices of its extraordinary general meeting, class meeting for holders of A Shares, and class meeting for holders of H Shares.

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20100412/LTN20100412948.pdf with respect to the resolutions passed at the board meeting of the Company held on April 12, 2010; and

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20100412/LTN20100412914.pdf with respect to resolutions passed at the meeting of the supervisory committee of the Company held on April 12, 2010.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 13, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the “Company”) has published the “Further Announcement of the First Extraordinary General Meeting of 2010, the First Class Meeting for Holders of A Shares of 2010 and the First Class Meeting for Holders of H Shares of 2010 of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

12 April 2010

As at the date of this announcement, the directors of the Company include Si Xian Min,  Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Securities Initial: CSA	Securities Code: 600029	Announcement SN: Lin 2010-010

Further Announcement of the First Extraordinary General Meeting of 2010, the First Class
Meeting for Holders of A Shares of 2010 and the First Class Meeting for Holders of H Shares of
2010 of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

SPECIAL NOTICE

China Southern Airlines Company Limited (the "Company") has published the notices of the First Extraordinary General Meeting of 2010, the First Class Meeting for Holders of A Shares of 2010 and the First Class Meeting for Holders of H Shares of 2010 (the "Meetings") in China Securities Journal and Shanghai Securities News on 16 March 2010 and would like to provide further notice as to the timing, venue of and resolutions to be considered at the said Meetings:

I.	Time

The First Extraordinary General Meeting of 2010, the First Class Meeting for Holders of A Shares of 2010 and the First Class Meeting for Holders of H Shares of 2010 will be held immediately one after another from 2:00 pm on 30 April 2010 (Friday).

II.	Venue

1st Conference Room, 4/F, Southern Airlines Pearl Hotel, No. 5 Road, South Work District, Guangzhou New Baiyun International Airport

III.	Manner

These Meetings will be held by way of on-site voting and online voting. Holders of A Shares may exercise their voting right through the transaction platform of Shanghai Stock Exchange within the transaction time.

IV.	Resolutions to be considered

(1)	At the First Extraordinary General Meeting of 2010:

As special resolutions

1.	“THAT, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by the Company be and is hereby considered and approved.”

2.	“THAT, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1	Types of Shares to be issued and the par value

2.2	Issue mechanism and subscription method

2.3	Targeted subscribers and their relationship with the Company

2.4	Price determination date

2.5	Minimum issue price

2.6	Number of Shares to be issued and issue scale

2.7	Adjustment to the number of Shares issue and the issue price

2.8	Lock-up Period

2.9	Place of listing

2.10	Use of proceeds

2.11	The relationship between the non-public issue of A Shares and the non-publicissue of H Shares

2.12	The arrangement for the distribution of profits accumulated before the non-public issue of Shares

2.13	The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.14	Validity period of this resolution.”

3.
“THAT, “the Subscription Agreement for Non-Public Issue of A Shares of China Southern Airlines Company Limited” and “the Subscription Agreement for Non-Public Issue of H Shares of China Southern Airlines Company Limited" be considered and approved.”

4.	“THAT any amendments to the relevant provisions of the Articles of Association as a result of the Non-Public issue of A shares and H shares be considered and approved.”

5.	“THAT, the “Explanation on the use of funds raised in previous fund raising exercise" be considered and approved.”

As ordinary resolutions:

6.	“THAT, the “feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited” is hereby considered and approved.”

7.	“THAT, the waiver from making a mandatory general offer to the Independent Shareholders by CSAHC and Nan Lung be and is hereby considered and approved.”

8.	“THAT, the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.”

Connected shareholders shall be abstained from voting for resolutions no. 2, 3, 7 and 8 in the Meetings.

(2)	At the First Class Meeting for Holders of A Shares of 2010 and at the First Class Meeting for Holders of H Shares of 2010:

As special resolutions:

1.	“THAT, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by the Company be and is hereby considered and approved.”

2.	“THAT, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1	Types of Shares to be issued and the par value

2.2	Issue mechanism and subscription method

2.3	Targeted subscribers and their relationship with the Company

2.4	Price determination date

2.5	Minimum issue price

2.6	Number of Shares to be issued and issue scale

2.7	Adjustment to the number of Shares issue and the issue price

2.8	Lock-up Period

2.9	Place of listing

2.10	Use of proceeds

2.11	The relationship between the non-public issue of A Shares and the non-public issue of H Shares

2.12	The arrangement for the distribution of profits accumulated before the non-public issue of Shares

2.13	The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.14	Validity period of this resolution.”

3.
“THAT, “the Subscription Agreement for Non-Public Issue of A Shares of China Southern Airlines Company Limited” and “the Subscription Agreement for Non-Public Issue of H Shares of China Southern Airlines Company Limited" be considered and approved.”

Connected shareholders shall be abstained from voting for resolutions no. 2 and 3 in the Meetings.

For details of the First Extraordinary General Meeting of 2010, the First Class Meeting for Holders of A Shares of 2010 and the First Class Meeting for Holders of H Shares of 2010 of the Company, please refer to the notices of the First Extraordinary General Meeting of 2009, the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares of 2009 published by the Company in China Securities Journal and Shanghai Securities News on 16 March 2010.

The Board of China Southern Airlines Company Limited
12 April 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Eleventh Meeting of the Fifth Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
12 April 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You; and independent non-executive directors include Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2010-011

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE ELEVENTH
MEETING OF THE FIFTH SESSION OF THE BOARD OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

All members of the board of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 12 April 2010, China Southern Airlines Company Limited (the "Company") held the eleventh meeting of the fifth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present was 12, of which 10 attended in person. Director Liu Bao Heng, who did not attend the meeting because of business reasons, authorized director Wang Quan Hua to attend the meeting on his behalf. Director Tan Wan Geng, who did not attend the meeting because of business reasons, authorized director Zhang Zi Fang to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were passed at the meeting:

I.
To consider and approve the whole text and summary of the annual report and results announcement for the year 2009 (including financial statements prepared under the PRC accounting standards and the IFRS as well as the Report of the Directors), and to publish the results for 2009 of the Company on the same date.

II.	To consider and pass the profit distribution plan.

As audited by KPMG Huazhen, under the PRC accounting standards, profit attributable to equity shareholders of the Company for 2009 amounted to RMB 358 million, as at 31 December 2009, the accumulated loss of the Company amounted to RMB5.734 billion. According to the provisions of the Company Law, there is no withdrawal of reserve fund and no payment of dividend by the Company for the year 2009.

III.	To consider and pass the change of accounting policy for property, plant and equipment according to the IFRS

As the Company adopted the revaluation model to account for property, plant and equipment in accordance with IFRSs for its listing in 1997, the Company continues to use the revaluation model to account for its fixed assets under the IFRS, which is different from the accounting policies used by the financial statements prepared under the PRC Accounting Standards. According to Interpretation 2 of Accounting Standards for Business Enterprises issued by the Ministry of Finance in August 2008 which aims to drive the elimination of differences in financial statements prepared under the PRC accounting standards and the IFRSs, the Company changed its IFRSs accounting policy in respect of the property, plant and equipment from the revaluation model to the historical cost model.  Such change will not affect the financial statements prepared under the PRC Accounting Standards.

IV.
To consider and approve reappointment of KPMG as the international auditors and KPMG Huazhen as the domestic auditors of the Company, and propose to the general meeting to authorise the Board to fix their remuneration.

V.	To consider and approve the “Internal Control Appraisal Report for 2009” and the "Board’s Internal Control Self-Appraisal Report for 2009" of the Company.

The full text of the "Board’s Internal Control Self-Appraisal Report for 2009" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VI.	To consider and approve the "Corporate Social Responsibility Report for 2009" of the Company.

The full text of the "Corporate Social Responsibility Report for 2009" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VII.	To consider and approve the "Management System of External Information Users" of the Company.

The full text of the "Management System of External Information Users" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

According to the rules and regulation on the places of listing of the Company and its articles of association, the aforesaid resolutions no. 1, 2 and 4 shall be submitted to the Company's 2009 annual general meeting for review. Further announcements will be made in relation to the specific matters to be discussed at the Company's 2009 annual general meeting.

The Board of
China Southern Airlines Company Limited
12 April 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Eighth Meeting of the Fifth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
12 April 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You; and independent non-executive directors include Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2010-012

ANNOUNCMENT ON RESOLUTIONS PASSED AT THE EIGHTH MEETING OF THE
FIFTH SESSION OF THE SUPERVISORY COMMITTEE OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

All members of the supervisory committee of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 12 April 2010, the Fifth Session of the supervisory committee (“Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) held the eighth Supervisory Committee meeting at No. 3 Conference Room, 4th Floor, Pearl Hotel CSN. Five supervisors (the “Supervisors”) are eligible to attend the Supervisory Committee meeting and five Supervisors attended the Supervisory Committee meeting. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting passed the following resolutions:

1.
the full text and summary of the 2009 annual report (the “Annual Report”), the annual results announcement for the year 2009 of the Company (including H Shares and A Shares) were considered and approved;

2.	the Report of the Supervisory Committee for the year 2009, and its proposed submission to the 2009 annual general meeting of the Company for approval, were considered and approved;

3.	the “Corporate Social Responsibility Report for 2009 of China Southern Airlines Company Limited” was considered and approved .

The Supervisory Committee reviewed the Annual Report prepared by the board of directors of the Company and formed the following opinions:

a.
the preparation and approval procedures of the Annual Report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b.
the contents and format of the Annual Report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission; and

c.	none of the persons involved in the preparation and approval of the Annual Report has committed any action in breach of confidentiality requirements in respect of the Annual Report.

The Supervisory Committee of
China Southern Airlines Company Limited

12 April 2010